MEMORANDUM

DATE:	October 2, 2008

TO:	Division of Corporation Finance

United States Securities and Exchange Commission

FROM:	Dril-Quip, Inc.

RE:	Dril-Quip, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

We are responding to comments received from Mr. Karl Hiller, Branch Chief, of the Division of Corporation Finance of the United States Securities and Exchange Commission by letter dated August 27, 2008 regarding the Form 10-K for the fiscal year ended December 31, 2007 and the Form 10-Qs for the quarters ended March 31, 2008 and June 30, 2008 of Dril-Quip, Inc. (the “Company”). We propose to address the Staff’s comments in this response letter and on an ongoing basis in our future annual and quarterly reports, rather than through the amendment of the Form 10-K and Form 10-Qs.

We respectfully request that the Staff review our responses at its earliest convenience. Please advise us as of any further comments as soon as possible. For your convenience, our responses are prefaced by the Staff’s corresponding comment in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2007

Results of Operations, page 22

1.	We note that you identify changes in revenues associated with your geographic segments, also sales of products and services, with analysis limited to a statement indicating that all fluctuations were generally attributable to “increased demand” for your products.

Although you describe various principal products and types of services in the Overview section on page 21, we see no discussion about the composition of sales relative to these components, or any specific information about volumes or prices. We also note that you identify various risks on pages 13 through 16, including the possibility of cost overruns on fixed price contracts; the need for new product design and improvements, and for developing and marketing competitive products; and your ability to raise prices to compensate for increased material and energy costs. However, we see no discussion under this heading of any factors associated with these items, or showing any correlation with the changes in revenues or costs for your reportable segments.

We do not find your disclosure to be sufficiently informative in terms of providing investors with an understanding of your operating performance and prospects for the future. Please comply with Item 303(a)(3) of Regulation S-K, Instructions 3 and 4 to paragraph 303(a) of regulation S-K, and FRC §§501.12.b.3 and 12.b.4.

Response:

Historically, management does not believe that the mix of products sold or types of services provided by the Company has provided investors with meaningful information regarding the Company’s performance or prospects for the future. As described in the Overview section on page 21 of our 2007 Form 10-K, the condition of the oil and gas industry is the primary driver for the Company’s performance. Increased capital spending on exploration and production programs results in demand for the Company’s products and services generally. In future reports, we propose to describe material factors leading to a change in demand for our products to the extent that it contributes to an understanding of our operating performance or prospects.

In future filings, we also propose to include a discussion of directional changes in the pricing of our products (e.g., prices trending up because of demand, labor and raw materials costs). We do not have a Company price list for our products. Each quote is bid on a case-by-case basis, depending on market conditions and our competitors’ pricing. Most of our products are highly customizable based on the customer’s requirements and needs. Accordingly, we do not believe that the effect of price increases on revenues would be quantifiable with any degree of reasonable accuracy.

On page 22 of our 2007 Form 10-K, we have included a table reflecting certain income data expressed as a percentage of revenues for the three most recent calendar years. The table indicates that there are no material, unusual, or infrequent items that had a material impact needing further clarification. To the extent that there are material, unusual, or infrequent items in the future that have a material impact on our results, we will describe such items in future filings.

We note the Staff’s reference to several of our risk factors included on pages 13-16 of our 2007 Form 10-K. For the relevant periods, management does not believe that any of these specific risks had a material correlation with changes in our revenues or costs, beyond their described impact on Selling, General and Administrative Expenses and Engineering and Product Development Costs. In future reports, we will discuss any such material correlations.

Liquidity and Capital Resources, page 24

2.

We note that although you identify your principal sources of funds as cash flows from operations and bank indebtedness, you limit your discussion of operating cash flows to a statement attributing increases in cash flows to “….increases in net income and deprecation and amortization offset by changes in operating assets and liabilities.” You do not identify any underlying drivers leading to the increases reported. We do not find your disclosure to be particularly meaningful or sufficiently responsive to the disclosure requirements; attributing cash flows to a measure of net income and various reconciling items that serve only in the mechanics of determining what operating cash flows were for the period is not helpful in advising investors about the business reasons for the fluctuations observed. Please comply with Item 303(a)(1) of Regulation S-K, Instruction 5 to paragraph 303(a) of Regulation S-K, and FRC §§501.13, 13.b, and 13.b.1.

Response:

During the fiscal year 2007, the Company generated $82.7 million of cash from operations as compared to $93.5 million for the same period in 2006. The primary reasons for the decrease were the changes in working capital in 2007 as compared to the same period in 2006, offset by the increase in earnings in 2007. Net income for 2007 totaled $107.9 million, an increase of $21.0 million over the same period in 2006. Cash totaling approximately $42.3 million was utilized in 2007 to increase working capital, compared to a $5.3 million increase in working capital during the same period in 2006. The increase in working capital in 2007 primarily reflected higher levels of inventories due to a $93 million increase in backlog and decreases in trade accounts payable and accrued expenses, which were due to a reduction in payables days outstanding and a reduction in our accrued income tax resulting from a decrease in the effective tax rate from a foreign development tax incentive.

At the end of 2007 we had over $201 million in cash and cash equivalents and bank debt of approximately $3 million in comparison with the end of 2006, when we had cash and cash equivalents of $135 million and less than $4 million in debt. This change in cash and cash equivalents of approximately $66 million was generated mostly from 2007 operating activities.

In future filings we propose to include similar detail to that provided above regarding the reasons for changes in working capital line items. As discussed on page 46 of our 2007 Form 10-K, in 2007 we had a significant increase in prepaids and other assets due to a prepaid lease agreement in Singapore for approximately 11 acres of land. Since this was discussed on page 46, we did not include it in our cash flow analysis. With regards to working capital, we will discuss any material factors that influence the fluctuations.

Statement of Income, page 33

3.	Given your disclosure on page 22, indicating that revenues generated from services exceeded 10% of total revenues in each of the last three years, it appears you should separately report revenues and cost of sales associated with products and services to comply with Rule 5-03(b) of Regulation S-X.

Response:

We separately report the breakout between product revenues and service revenues on a consolidated and geographic segment basis on page 47 of our 2007 Form 10-K in Note 11, “Geographic Segments.” However, we are not able to reasonably allocate the impact of under- and over-applied manufacturing overhead, freight and other cost of sales for external or internal reporting between product and service cost-of-sales. Manufacturing costs, including direct and indirect labor and overhead, are also incurred in service cost-of-sales related to reconditioning and rework of customer owned products, and repair and maintenance of Company owned running and installation tools. Accordingly, we do not believe the separate presentation of revenues and cost of our products and services as outlined by Regulation S-X, Rule 5-03(b)(1) and (2), provides a meaningful presentation to the users of our financial statements.

Note 2 – Significant Accounting Policies, page 37

Revenue Recognition, page 39

4.	We note your disclosure on page 21, explaining that service revenues are generally correlated with revenues from product sales because “…increased product sales normally generate increased revenues from installation services and rental of running tools.” Tell us the extent of revenues recorded in each period that are associated with product sales to customers who also agreed to compensate you for installation or rental services which had not been fully rendered as of the end of each period.

Provide us with details of the underlying arrangement in each instance, including identification or description of the following:

•	type of product sold

•	nature of the related installation and rental services to be performed

•	amounts to be earned by the provision of such services in subsequent periods

•	dates over which these services would be rendered

In addition to the forgoing, please clarify your views and handling of arrangements involving both the sale of a product and related installation or rental services in your application of paragraphs 35 through 42 of SOP 81-1 and SAB Topic 13.A.3 and 4.

Response:

Under “Revenue Recognition” on page 39 of our 2007 Form 10-K, we state that:

•	product revenues are recorded at the time the manufacturing process is complete and the products’ title has been transferred to the customer;

•	service revenues are recorded at the time the service is rendered; and

•	product revenues on long-term contracts are recognized on the percentage-of-completion basis.

For product revenues related to goods produced from our standard manufacturing operations, we do not apply the provisions of Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”), but those of Staff Accounting Bulletin No. 104 and of EITF Issue 00-21, and our product revenues and service revenues are separately accounted for pursuant to such accounting literature. For revenues accounted for using the percentage-of-completion method pursuant to SOP 81-1, the contract for the entire project represents the single profit center and we do not “combine” or “segment” any of these phases, since the contract encompasses our entire customer responsibilities.

Sales of our product (“Product Revenues”) are negotiated and sold separately from service(s) provided by the Company (“Service Revenues”). The Service Revenues are (1) not included in the same customer contract or any related sales order as the Product Revenues and (2) are not offered to the customer as a condition of the sale of the Company’s products. The relationship between Product Revenues and Service Revenues is a general correlation based on world-wide economic conditions in the offshore oil and gas industry and not a specific relationship.

Since Service Revenues are separately contracted for and are not bundled with Product Revenues, SOP 81-1, paragraphs .35 – .42, are not applicable in this comment.

Our products are fully functional to perform the customer’s stated purpose when our manufacturing process is completed. Required customer acceptance provisions, if any, is obtained prior to shipment and Product Revenue recognition. The majority of our products are sold with the trade terms “Ex-works Dril-Quip facility.” Our products have value to our customer on a stand-alone basis and the customer generally does not have a right of return or refund if the customer chooses not to ultimately install our product. The payment terms for the delivery of the products do not coincide with the performance criteria of any requested services.

The Company does not install products for our customers, but we provide technical advisory assistance to the customer, if requested, in the installation of our products. (See “Field Installation” on page 6 of our 2007 Form 10-K.) As discussed on page 6 of our 2007 Form10-K, Service Revenues are comprised of (1) field installation – technical assistance, (2) reconditioning and rework of customer owned products, and (3) rental of running and installation tools for use in installing our products. All of our Service Revenue relates to our products. We do not service our competitors’ products.

The customer is not required to use our technician’s advisory assistance when our products are installed. We manufacture running tools for the customer to use in installing some of our products. The customer may either purchase the running tools or rent the running tools. Some of our major customers currently own or will purchase our running tools and install our equipment without our technical assistance. Not all of our products require running or installation tools.

Due to the nature and complexity of the offshore oil and gas industry and the length of time required to manufacture the products we sell, our products are not usually installed immediately upon purchase. Our customers will normally store their products purchased from us until needed on the customer offshore rig site. The time span between the purchase of the product and the field installation can be several months and up to a year, but is not typically known at the time of sale or delivery.

The actual installation of the product by the customer can take several hours to several days to complete, based on numerous factors including, among others, water and well depths, environmental conditions, the complexity of installation, and other processes such as mud and cement flow which, are not necessarily related to the installation of our product.

As stated above, the technical advisory assistance, reconditioning, and rental revenues are not recognized until such services are rendered.

We propose to modify our Overview and MD&A sections in future filings to clarify that we provide technical advisory assistance in the installation of our products.

5.	Please disclose details about your application of the percentage of completion method as it relates to combining and segmenting contracts with customers involving the sale of both products and services, and to understand your accounting relative to the alternatives described in paragraphs 80 and 81 of SOP 81-1.

Response:

On page 39 of our 2007 Form 10-K, in Note 2 of our consolidated financial statements under the section “Revenue Recognition”, we disclose those attributes in which the Company uses the percentage-of-completion method on long-term contracts pursuant to SOP 81-1. At the origination of our contracts, we carefully evaluate the nature of the agreement to determine if we are eligible to use the percentage-of-completion method accounting, and we evaluate the applicability of the following characteristics, among others:

•	the contracts call for products which are designed to customer specifications;

•	the structural design is unique and requires significant engineering and manufacturing efforts generally requiring more than one year in duration;

•	the contracts contain specific terms as to milestones, progress billings, and delivery dates; and

•	product requirements cannot be filled from the Company’s standard inventory.

Service revenues to be provided by the Company, if necessary, are negotiated separately and provided in a separate purchase order or contract as discussed in our response to comment 4.

For revenues accounted for using the percentage-of-completion method pursuant to SOP 81-1, the contract for the entire project represents the single profit center and we do not “combine” or “segment” any of these phases, since the contract encompasses our entire customer responsibilities.

Per SOP 81-1, paragraphs .35—.42, long-term contracts for the same customer are separated if at least the following conditions are met:

•	the contracts are negotiated separately;

•	the contracts are for different periods not considered to be reasonably short;

•	the costs are not closely interrelated and costs associated with each contract are easily identifiable; and

•	the estimated gross margins on each contract are calculated separately and are independent of the other contracts.

We use these criteria in the review of our long-term contracts.

SOP 81-1, paragraphs .80 and .81 discuss two methods of computing income earned for a period under the percentage-of-completion method. The Company has historically used Method A, as discussed in paragraph .80, on a consistent basis. Simply stated, under Method A, the Company:

•	calculates the percentage-of-completion; and

•	uses the percentage-of-completion in determining the earned revenues and the appropriate portion of total estimated costs.

On page 39 of our 2007 Form 10-K, in our discussion of revenue recognition on percentage-of-completion contracts, we state the following:

•	the Company prepares a detailed analysis of estimated costs, profit margins, completion date and risk factors;

•	management reviews, on a quarterly basis, the progress of each contract; and

•	revenue is recognized based on the percentage of costs incurred to date compared to total cost to complete.

Note 15 – Quarterly Results of Operations, page 51

6.	Please comply with Item 302(a)(1) of Regulation S-K, which requires that you disclose gross profit for each quarter within the two most recent fiscal years. This guidance also requires discussion of the effects of unusual or infrequent items occurring in the various quarters, and of year-end or other adjustments that are material to quarterly results.

Response:

On page 51 of our 2007 Form 10-K, we report the revenues and cost of sales for all four quarters of the current year and previous year. We had not previously shown the gross profit as this amount could be calculated by the reader if desired. We respectfully request the Staff to allow us to comply with Item 302(a)(1) of Regulation S-K in future filings by adding the gross profit line below the cost of sales line, to Note 15, “Quarterly Results of Operations.”

Also, we had no unusual or infrequent items occurring in the quarters reported in Note 15 or any year-end adjustments that would be considered material to the quarterly results. We note the guidance requiring that any such unusual or infrequent items be discussed.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

General

7.	The comments written on your annual report may also pertain to the accounting and disclosures in your first and second quarter interim reports.

Response:

In future Form 10-Q filings, we intend to implement any and all applicable changes discussed above.

Controls and Procedures, page 17

8.	We note your statement that there have been no changes in your internal controls over financial reporting during the six-month period ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. The guidance in Item 308(b) of Regulation S-K requires that you address changes that arise during the last fiscal quarter, rather than the cumulative period.

Response:

We note the Staff’s comment. We will address the changes that arise during the last fiscal quarter as opposed to the cumulative period in our future Form 10-Q filings.

October 2, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Joanna Lam

Re:	Acknowledgments Related to Dril-Quip Inc.’s Response to the Staff’s Comment Letter dated August 27, 2008

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated August 27, 2008 from Karl Hiller, Branch Chief, with respect to the Annual Report on Form 10-K for the year ended December 31, 2007, filed February 29, 2008, Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed May 9, 2008, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed August 7, 2008, of Dril-Quip, Inc. (the “Company”), the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DRIL-QUIP, INC.

By:	/s/ Jerry M. Brooks
Jerry M. Brooks Chief Financial Officer

ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com

October 2, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Joanna Lam

Re:	Dril-Quip, Inc.’s Response to SEC Staff Comments sent by letter dated August 27, 2008

Ladies and Gentlemen:

On behalf of Dril-Quip, Inc. (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), by a letter dated August 27, 2008, regarding the Company’s Form 10-K for the year ended December 31, 2007, filed February 29, 2008, Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed May 9, 2008, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed August 7, 2008.

The Company’s responses to the Staff’s comments are included in the memorandum enclosed herewith submitted on behalf of the Company. Also transmitted herewith is the acknowledgment requested in the Staff’s closing comments.

Please telephone Gerald M. Spedale (713.229.1734) or the undersigned (713.229.1558) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Jason A. Rocha
Jason A. Rocha